United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant’s name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report and exhibit are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on July 26, 2023 (File No. 333-273432) and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Number	Description
1.1	Form of International Placement Facilitation Agreement for the Common Shares
5.1	Opinion of Stocche Forbes Advogados as to matters of Brazilian law relating to the Common Shares
23.2	Consent of Stocche Forbes Advogados (included in Exhibit 5.1)

_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/s/ Daniel Pimentel Slaviero
Name: Daniel Pimentel Slaviero Title: Chief Executive Officer

Date: August 9, 2023